UNITED
SECURITIES AND EXC
Washington

SEC
Mail Processing
Section

08029340

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00

FEB 29 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67174

ABK 3/10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DAVIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH, 29TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC M. DAVIS (212) 796-8440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/27 cm

OATH OR AFFIRMATION

I, ERIC M. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVIS SECURITIES LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & MANAGING MEMBER
Title

Notary Public

MARSHA S. COYE FRANCIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6155635
Qualified In Kings County
Commission Expires November 13, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Davis Securities LLC:

We have audited the accompanying statement of financial condition of Davis Securities LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Davis Securities, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 1, 2008

DAVIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 13,295
Securities owned, at market value	3,498,000
Fixed assets - (net of accumulated depreciation and amortization of $77,271)	135,325
Other assets	47,322
TOTAL ASSETS	$ 3,693,942

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 1,829,123
Due to broker	397,076
Accounts payable and accrued expenses	54,923
Total Liabilities	2,281,122
Member's Equity	1,412,820
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,693,942

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 8, 2005.

The Company is engaged in the proprietary trading of securities and acts as an introducing broker. The Company is exempt from SEC rule 15c3-3 under Section k(2)(ii).

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Member on his tax return. The Company is subject to New York City unincorporated business tax.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE 2 DUE TO BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2007, all of the securities owned and amount due to broker reflected in the statement of financial condition are positions carried by and amount due to this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the broker, the broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 SECURITIES SOLD, NOT YET PURCHASED

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company conducts certain security transactions for an affiliated investment partnership and, accordingly, earns commission. During the period ended December 31, 2007, the Company earned commission income of $ 44,899 from this affiliate.

Pursuant to an agreement, the Company reimburses an affiliate entity (the "Affiliate") for rent. Included in rent expense in the statement of operations is $160,183 charged by the Affiliate.

NOTE 5 FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and fixtures	$ 12,662
Office equipment	186,978
Software	12,956
	212,596
Less: Accumulated Depreciation	(77,271)
Net Fixed Assets	$ 135,325

Depreciation expense for the year ended December 31, 2007 was $41,938.

NOTE 6 NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtness, as defined, or $100,000, whichever is greater. At December 31, 2007, the Company had net capital of $242,236 which exceeded its requirement of $100,000 by $142,236.

NOTE 7 COMMITMENTS

The Company leases office space from a related party under a sub-lease agreement which expires August 31, 2012.

Following is a summary of future minimum lease payaments:

Year ended December 31,	Amount
2008	$ 252,000
2009	252,000
2010	252,000
2011	252,000
2012	168,000
Total	$ 1,176,000

END